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18005746

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ssing Section MAR 12 2018 Washington DC 408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEDGECO SECURITIES, LLC

OFFICIAL USE ONLY
105
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 S. NARCISSUS AVENUE, SUITE 701
(No. and Street)

WEST PALM BEACH	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 239-810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVE, STE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JILL RECKAMP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEDGECO SECURITIES, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

JAMES B SUBER
NOTARY PUBLIC, GEORGIA
COBB COUNTY
My Commission Expires January 26, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEDGECO SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

For the Year Ended
December 31, 2017
With Report of Registered Public Accounting Firm

HEDGECO SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2017
Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hedgeco Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hedgeco Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hedgeco Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hedgeco Securities, LLC's management. Our responsibility is to express an opinion on Hedgeco Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hedgeco Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Hedgeco Securities, LLC's financial statements. The supplemental information is the responsibility of Hedgeco Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Hedgeco Securities, LLC's auditor since 2013.

Maitland, Florida

March 8, 2018

HEDGECO SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$	16,729
Deposit with clearing broker		10,000
Accounts receivable - referral fees		15,324
Intercompany receivable		2,392
Prepaid expenses and other assets		2,770
Total assets	$	47,215

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	14,039
Due to broker/dealer		392
Contingent liability		2,000
Total liabilities		16,431
Member's equity		30,784
Total liabilities and member's equity	$	47,215

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES	
Referral fee income	$ 52,319
Total revenue	52,319
EXPENSES	
Compensation and benefits	3,838
Regulatory fees	10,264
Communications	300
Professional fees	42,382
Occupancy (related party)	6,000
Settlement fees	2,000
Other operating expenses	3,262
Total expenses	68,046
NET INCOME (LOSS)	$ (15,727)

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2017

Balance, December 31, 2016	$	30,411
Member's Contribution		16,100
Net Income (Loss)		(15,727)
Balance, December 31, 2017	$	30,784

The accompanying notes are an integral part of these financial statements.

HEDGECO SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (15,727)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase in accounts receivable	(11,651)
Increase in intercompany receivable	(11)
Decrease in prepaid expenses	5,852
Increase in accounts payable and accrued liabilities	8,550
Increase in contingent liabilities	2,000
Net cash used by operating activities	(10,987)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member Contributions	16,100
Net cash provided by financing activities	16,100
NET INCREASE IN CASH	5,113
CASH AND CASH EQUIVALENTS:	
Beginning of period	11,616
End of period	$ 16,729

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: HedgeCo Securities, LLC (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company (LLC) and a wholly owned subsidiary of HedgeCo Securities Holdings, LLC (the "Parent" and sole member). HedgeCo Securities Holdings, LLC is wholly owned by HedgeCo Networks, LLC.

The Company has referral agreements with various other member broker dealer firms that provide services that the company does not offer such as prime and/or mini-prime brokerage and/or execution services and refers hedge fund managers to those firms. The company also has agreements with the managers and/or issuers of private placements hedge funds to receive a percentage of management and/or performance fees they receive in connection with the introductions of those qualified investors of hedge funds to the issuers and/or managers of those hedge funds.

Cash and cash equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As December 31, 2017, the Company had no uninsured cash balances.

Referal fee income: The Company's income is substantially derived from referral fees. Fees are recorded as earned.

Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

New Pronouncement: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments: All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $10,298, which was $5,298 more than its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.59 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

During 2017 the Company had an expense sharing agreement with a party related by common ownership. The parent forgave a total of $6,100 for shared rent and other administrative expenses during the year 2017, of which $6,000 was recorded for rent. At December 31, 2017, the Company is owed $2,392 from the same related party.

NOTE D - CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $10,000 be maintained on deposit with the clearing broker.

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from two major customers that accounted for 60% and 39% of referral fees for the year ended December 31, 2017.

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company is the subject of a claim based on an alleged unsuitability of certain investments, lack of supervision, and failure to honor claimants objectives or risk tolerance. At all relevant times the claimant held the investments at Morgan Stanley and never had an account with the Company. The Company vigorously denies any culpability, however, in an effort to resolve the matter has offered a maximum of $2,000 and expects Morgan Stanley to be responsible for any difference. The Company has accrued $2,000 relating to this matter.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 07, 2018, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2017 requiring disclosure.

HEDGECO SECURITIES, LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2017

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

HEDGECO SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

December 31, 2017

Net Capital	
Total member's equity qualified for net capital	$ 30,784
Deduction for non-allowable assets:	
Accounts receivable - non-allowable	(15,324)
Intercompany receivable	(2,392)
Prepaid expenses	(2,770)
Net capital before haircuts	10,298
Less haircuts	0
Net capital	10,298
Minimum net capital required	5,000
Excess net capital	5,298
Aggregate Indebtedness:	
Liabilities, net of unearned revenue	16,431
Minimum net capital based on aggregate indebtedness	$ 1,095
Ratio of aggregate indebtedness to net capital	1.59 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017.

Net capital, as reported in Company's Part IIA FOCUS report	$ 12,298
Adjustments: Accrued Contingent Liability	(2,000)
Net capital per December 31, 2017 audited report, as filed	$ 10,298

HEDGECO SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2017

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of the rule and does not hold customers' monies or securities.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hedgeco Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hedgeco Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hedgeco Securities, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (exemption provisions) and (2) Hedgeco Securities, LLC, stated that Hedgeco Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Hedgeco Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hedgeco Securities, LLC,'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 8, 2018

HedgeCo Securities

February 16, 2018

Ohab and Company, P.A.
100 E. Sybelia Ave. Ste 130
Maitland, FL 32751

Attn: Pamela Ohab

HedgeCo Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) and 17C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Jill Reckamp affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:______________________________

Title: FINOP/CFO

Date: February 16, 2018